701 Fifth Avenue, Suite 5100 Seattle, WA 98104-7036 PHONE 206.883.2500 FAX 206.883.2699 www.wsgr.com

June 5, 2018
CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION SUBMITTED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”. THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Rebekah Lindsey
Kathleen Collins
Folake Ayoola

Re:	Domo, Inc.
Registration Statement on Form S-1
Filed June 1, 2018
File No. 333-225348
Option Pricing Review
Ladies and Gentlemen:
We are submitting this letter on behalf of Domo, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 filed on June 1, 2018 (the “Registration Statement”). Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version submitted via EDGAR and for which the Company is requesting confidential treatment. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.
The purpose of this letter is to notify the Staff that the price range included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[***] and $[***] per Class B common share in order to enable the Staff to complete its review of the Company’s equity award pricing and fair value determinations and to provide an update regarding offering timing considerations. Prior to printing preliminary prospectuses and commencing the roadshow, the Company and its underwriters will further refine and narrow this price range so the breadth of the price range is consistent with SEC guidance. This preliminary price range was determined based, in large part, on various discussions that took place during the weeks of May 21, 2018 and May 28, 2018 among the Board of Directors of the Company (the “Board”), senior management of the Company and representatives of Morgan Stanley & Co., LLC, one of the lead underwriters for the offering.

AUSTIN       BEIJING       BOSTON       BRUSSELS       HONG KONG       LOS ANGELES       NEW YORK       PALO ALTO
SAN DIEGO       SAN FRANCISCO       SEATTLE       SHANGHAI       WASHINGTON, DC       WILMINGTON, DE

Securities and Exchange Commission
June 5, 2018

The Company supplementally advises the Staff that the price range noted above is subject to further revision based on market conditions, business developments and other factors. Further, the Company expects to implement a 15:1 reverse stock split and reflect such split in the same amendment to the Registration Statement that includes the estimated preliminary price range. All share and per share numbers in this letter are post-reverse split.
Timing Considerations
The Company supplementally advises the Staff that it anticipates printing its preliminary prospectus on or about June 15, 2018 and filing the amended Registration Statement and commencing its road show as early as June 18, 2018, with a target pricing date as early as June 27, 2018.
Stock Option and Restricted Stock Issuances by the Company since June 1, 2017
To facilitate the Staff’s review, the tables below contain a complete list of all grants of options to purchase the Company’s common stock or grants of restricted stock units (“RSUs”) made from June 1, 2017 through the date of this letter (the “Review Period”).

Grant Date	Common Shares Underlying Options Granted	Exercise Price Per Share	Fair Value Per Common Share at Grant Date
June 6, 2017	161,051	$28.20	$28.20

Grant Date	Common Shares Underlying Restricted Stock Units Granted	Exercise Price Per Share	Fair Value Per Common Share at Grant Date
January 31, 2018	988,601	N/A	$23.40
February 21, 2018	209,115	N/A	23.40
May 16, 2018	119,344	N/A	23.55
Overview of Option Pricing and Fair Value Determinations
The sections captioned “Stock-based Compensation” and “Valuation of Common Stock” on pages 75 to 76 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement includes a detailed explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when equity awards were made by the Board and factors and approaches considered by the Company in determining fair value.

As previously disclosed in the Registration Statement, each time the Board has made equity awards, the Board has granted options with an exercise price and awarded RSUs with a value intended to be equal to the fair value of the underlying common stock on the award. Given the absence of an active trading market for the Company’s common stock, determining the fair value of the Company’s stock requires the Board to make complex and subjective judgments. In doing so, the Board considered a combination of valuation methodologies as described in MD&A.
As detailed in MD&A, the Company and its Board have consistently sought to comply with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). The Company obtained quarterly contemporaneous third party valuations from a nationally recognized valuation firm, to assist the Board in making its determination of estimated fair value and to ensure that all relevant business developments were taken into account in making valuation determinations and that the valuations obtained were “contemporaneous,” as that term is defined in the AICPA Practice Aid.

Securities and Exchange Commission
June 5, 2018

Throughout the Review Period, the Board consisted of individuals with significant experience in business, finance, investing and in valuing companies, including determining the fair values of the common stock of such companies. In each instance, the Board reached its determination of the estimated fair value of the Company’s common stock after discussion and made its determination in good faith, based on the information available on the date of award, including the contemporaneous valuations mentioned in the MD&A and as described in additional detail below.
June 2017 Grants
The Company and a third-party valuation firm performed a valuation of the Company’s common stock as of April 26, 2017 on a minority, non-marketable interest basis. The report for this valuation was issued on May 26, 2017. The valuation applied the backsolve method and discounted cash flow analysis (“DCF”) and took into account certain secondary transactions in the Company’s equity securities (in each case as described in MD&A).
For the backsolve method, the Company and valuation firm considered the Company’s sales of Series D-2 Preferred Stock, the most recent of which occurred in March and April 2017, to determine the Company’s equity value. After applying the Option Pricing Method (“OPM”) (as described in MD&A) and a discount for lack of marketability (“DLOM”) of 21%, the backsolve method implied a per share Class B common stock value of $55.20. The DCF analysis implied, after applying the OPM and a DLOM of 41%, a per share Class B common stock value of $11.55. Secondary sales of an aggregate of 12,777 shares of Class B common stock and 241,943 shares of Series D preferred stock with a weighted average price of $46.50 per share were also considered. Such secondary transactions occurred between August 2016 and May 2017. No DLOM was applied to the price implied by the secondary transactions.
A weighting of 30%, 60% and 10% were assigned to the backsolve method, DCF and secondary transactions, respectively. A number of factors contributed to the relative weighting of the secondary transactions, including: (1) the Company did not determine the transaction price; (2) the Company did not exercise its right of first refusal to purchase the shares; (3) the transactions were only available to select investors; (4) the Company did not participate in any due diligence with the purchasers; (5) the Company’s governance documents limits transfers of certain shares to persons other than existing investors, and (6) many purchasers may have been incentivized to pay a premium so as to facilitate future acquisition of shares.
Based on the factors noted above and the third party valuation, the Board estimated that the fair value of Company common stock was $28.20 per share and the Company granted stock options in June 2017 with an exercise price of $28.20 based on this valuation. There were no significant changes in the Company’s business, operations or products between the date of the third-party valuation report and the grant date.
January and February 2018 Awards
The Company and a third-party valuation firm performed a valuation of the Company’s common stock as of December 31, 2017 on a minority, non-marketable interest basis. The report for this valuation was issued on January 30, 2018. The valuation applied the probability weighted average return method (“PWERM”) (as described in MD&A) and DCF analysis and took into account certain secondary transactions in the Company’s equity securities.
For the PWERM, the Company and valuation firm applied revenue multiples based on a review of comparable public company trading multiples and acquisition multiples to determine an equity value at IPO. After applying a DLOM of 6.3%, the PWERM implied a per share Class B common stock value of $24.15. The DCF analysis implied, after applying the OPM and a DLOM of 37.8%, a per share Class B common stock value of $7.35. Secondary sales of an aggregate of 41,915 shares of Class B common stock and 241,943 shares of Series D-2 Preferred Stock with a weighted average price of $50.40 per share were also considered. Such secondary transactions occurred between February 2017 and December 2017. No DLOM was applied to the price implied by the secondary transactions.
A weighting of 70%, 20% and 10% were assigned to the PWERM, DCF and secondary transactions, respectively. The Company applied the heaviest weighting to the PWERM calculation, which was based on an IPO

Securities and Exchange Commission
June 5, 2018

scenario, because the Company at this time was moving forward with its plan to complete an IPO within approximately six months of the valuation date. The factors contributed to the relative weighting of the secondary transactions were the same as those described above. The decrease in fair value during the interim period between valuation for the June 2017 grants and the date of this valuation was primarily attributable to the Company entering into an $80 million credit facility, and a reduction in the Company’s long-term forecasted billings and revenue that aligned more closely with recent actual growth rates.
Based on the factors noted above and the third party valuation, the Board determined that the estimated fair value of Company common stock was $23.40 per share and the Company accounted for the RSUs awarded in January and February 2018 using a per share value of $23.40 based on this valuation. There were no significant changes in the Company’s business, operations or products between the date of the third-party valuation report and each award date.
May 2018 Awards
The Company and a third-party valuation firm performed a valuation of the Company’s common stock as of April 30, 2018 on a minority, non-marketable interest basis. The report for this valuation was issued on May 31, 2018. The valuation applied substantially the same methodology as the valuation performed for the January / February 2018 awards, with the principal differences set forth below.
For the PWERM, the Company and valuation firm estimated equity value at IPO based on preliminary indications of expected valuation from the underwriters that yielded implied revenue multiples. The PWERM, after applying a DLOM of 2.7%, implied a per share Class B common stock value of $23.40. The DCF analysis implied, after applying the OPM and a DLOM of 36.8%, a per share Class B common stock value of $5.40. Secondary sales of an aggregate of 296,715 shares of the Company’s capital stock with a weighted average price of $51.90 per share were also considered. Such secondary transactions occurred between February 2017 and April 2018. No DLOM was applied to the price implied by the secondary transactions.
A weighting of 75%, 15% and 10% were assigned to the PWERM, DCF and secondary transactions, respectively. The factors contributed to the relative weighting of the secondary transactions were the same as those described above. Fair value during the interim period between valuation for the January/February 2018 awards and the date of this valuation was affected by the change in methodology for determining equity value using PWERM, the shift in weighting from the DCF analysis to the PWERM given the Company’s progress towards its initial public offering, an incurrence of an additional $20 million in indebtedness under the Company’s credit facility and a further reduction in the Company’s long-term forecasted billings and revenue.
Based on the factors noted above and the third party valuation, the Board determined that the estimated fair value of Company common stock was $23.55 per share and the Company accounted for the RSUs awarded in May 2018 using a per share value of $23.55 based on this valuation. There were no significant changes in the Company’s business, operations or products between the date of the third-party valuation report and the grant date.
Conclusion
The Company believes that the fair values for its common stock applicable to each equity award are appropriate and demonstrate the efforts of the Board and the Company to consider all relevant factors in determining fair value at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid.
* * * * *
Please direct any questions with respect to this letter to the undersigned at (206) 883-2524 or mnordtvedt@wsgr.com. Thank you for your assistance.

Securities and Exchange Commission
June 5, 2018

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

Enclosures

Cc:	Bruce Felt
Dan Stevenson
Domo, Inc.

Richard C. Blake
Brooks Stough
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Mark Peterson
Ernst & Young LLP